American Picture House Corporation

555 Madison Avenue 5FL New York, NY 10022

October 12, 2023

Re:	American Picture House Corp
Amendment No. 1 to Registration Statement on Form 10-12G
Filed September 22, 2023
File No. 000-56586

To Whom it may Concern:

American Picture House Corporation (the “Company” or “APH”) is in receipt of your comment letter dated October 3, 2023 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Risk Factors

Risks Related to the Company’s Common Shares, page 13

1.	We reissue comment 5. Revise to include a risk factor discussing the different authorized classes of stock, including the nature of the disparate voting rights, number of votes per share to which each class is entitled and the potential dilution to common stock holders upon conversion of the Series A preferred stock.

Response:

We have added risk factors discussing the different authorized classes of stock, including language to state the nature of the disparate voting rights, number of votes per share to which each class is entitled and the potential dilution to common stock holders upon conversion of the Series A preferred stock on page 13.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Three Months Ended June 30, 2023 Compared to Three Months Ended June 30, 2022 General and Administrative Expenses, page 19

2.	Please revise your discussion in MD&A to explain the circumstances that resulted in your determination that the collection of $193,932 from a customer is uncertain or improbable, consistent with your response to comment 7.

Response:	As requested, we have added language describing the determination as to why the collection of approximately $194,000 from the customer has been deemed improbable.

Board of Directors, page 31

3.	We note your revised disclosure in response to comment 9 and reissue our comment. Revise to specifically identify each director that is independent under the independence standards applicable to you. Refer to Item 407(a)(1) of Regulation S-K. In this regard, we note that you have only identified the independent directors on each committee, but you have not clearly identified all independent directors on the board as a whole.

Response:	Language identifying the Independent Directors has been added to page 31.

Executive Compensation, page 32

4.	We note your revised disclosure in response to comment 10 and reissue our comment. Revise to include the disclosure required by Item 402(m)-(r) of Regulation S-K for the fiscal year ended December 31, 2022. In this regard, it appears you have only described the compensation payable in fiscal year 2023. Also ensure that your disclosure includes the tables and narrative disclosure required by Regulation S-K. To the extent no compensation was paid to directors or officers in 2022, so state.

Response:	Per Item 402(m)-(r) of Regulation S-K for the fiscal year ended December 31, 2022, the compensation of the CEO has been included on page 32. As no other officer had compensation of over $100,000, the CEO is the only officer listed.

Statement of Operations for the Six Months Ended June 30, 2023, page 44

5.	We note that you restated your statements of operations in response to comment 15. Please identify the financial statements as “restated” and provide the disclosures required under ASC 250-10-50 with respect to the correction of an error, as applicable.

Response:	We have updated the Statements of Operations (page 44 and 57). Additionally, we have included in note 2 (page 47 & 60) a restatement of previously issued financial statements.

Report of Independent Registered Public Accounting Firm, page 55

6.	We reissue comment 14 in part, since you continue to provide two audit reports on pages 42 and 55 of your filing. Please remove one of these audit reports and ensure that the audit report provided is properly dated. Also, in light of your restatement in response to comment 15, please obtain an audit report that includes an explanatory paragraph stating that the previously issued financial statements have been restated for the correction of a error and makes reference to the disclosure of the correction of the error in the notes to the financial statements. Refer to paragraphs 9-10 and 16-17 of AS 2820.

Response:	The audit report on page 42 was removed and an explanatory paragraph has been included as requested (page 55).

Notes to the Financial Statements for the Years Ending December 31, 2022 and 2021 Note 2 - Summary of Significant Accounting Policies, page 60

7.	We note your response to comment 17 but are unable to locate the disclosures referenced in your response. Please tell us where you provided your accounting policy for stock- based compensation as previously requested in comment 17.

Response:	We have added disclosures related to stock based compensation (pages 50 and 65) as requested.

Produced and Licensed Content Costs, page 61

8.	Please revise the disclosure you provided in response to comment 19 to identify the caption in the income statement where the amortization of production costs is recorded.

Response:	Disclosure has been revised as requested (page 63).

Assigned Rights to the Feature Film, Buffaloed, page 64

9.	Please revise the disclosures you provided in response to comment 18 to quantify the fair value of the assets acquired and the consideration incurred under the arrangement. To the extent the consideration is contingent, also disclose if and how such consideration is remeasured.

Response:	Disclosure as to quantification of fair value of asset has been added (page 64).

Revenues and Costs from Services and Products, page 64

10.	The disclosure you provided in response to comment 22 appears to only describe your revenue recognition policy for consulting services. Please revise this disclosure to also describe how you account for revenues from licensing and distribution of film and other entertainment rights.

Response:	Revenue recognition policy has been included on page 64.

11.	We reissue comment 23 as you did not appear to address it. Where you state that “a majority of the consulting services were performed by management and members of the Board of Directors with no separate compensation due or payable to these individuals,” describe if and how you measure and allocate their labor to the cost of revenues.

Response:	We revised the note to provide greater clarity regarding allocation of consulting services and have notated that in this case it has been deemed as immaterial.

Note 6 - Equity, page 68

12.	Please revise your disclosure to quantify the liquidation preference as previously requested under comment 25.

Response:	Language quantifying the liquidation preference has been included on page 68.

Sincerely,

American Picture House

By:	/s/ Bannor Michael MacGregor
Name:	Bannor Michael MacGregor
Title:	Chief Executive Officer